CLEARSIGHT CAPITAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,119,129
Adjustments to reconcile net income to net cash provided by operations:		
Change in prepaid expenses and other assets		(2,523)
Change in accounts payable		(1,971)
Change in due to parent		616,755
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,731,390
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(2,450,000)
NET CASH USED BY FINANCING ACTIVITIES		(2,450,000)
NET INCREASE IN CASH		281,390
CASH BALANCE:		
Beginning of period		1,315,536
End of period	$	1,596,926

See accompanying notes.